www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/11/24: To clarify news reported by Commercial Times on November 22, 2025

99.2 Announcement on 2025/11/26: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

Exhibit 99.1

To clarify news reported by Commercial Times on November 22, 2025

1. Date of occurrence of the event: 2025/11/24

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Commercial Times, B01

6. Content of the report:

Specialty technology process booming for UMC, the momentum expected to continue into next year.

7. Cause of occurrence:

The Company does not comment on speculative reports or market rumors.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on April 23rd, 2025

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 4th unsecured straight corporate bond issuance in 2025

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued:

NT$4,800 million；3 years period NT$2,300 million, 5 years period NT$2,500 million

5. Face value per bond: NT$1 million

6. Issue price: At par

7. Issuance period:3 years, 5 years

8. Coupon rate: Fixed rate, 3 years 1.55% p.a., 5 years 1.60% p.a.

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan: Debt Repayment

11. Underwriting method: Public offering through underwriters

12. Trustees of the corporate bonds: CTBC Bank Co., Ltd

13. Underwriter or agent: Masterlink Securities Co., Ltd as the lead underwriter

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22. Any other matters that need to be specified: None